UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 14A

          Proxy Statement Pursuant to Section 14(a) of the Securities
                              Exchange Act of 1934

Filed by the Registrant  X

Filed by a Party other than the Registrant  __

Check the appropriate box:

__Preliminary Proxy Statement

__Confidential, for Use of the Commission Only (as permitted by Rule
  14a-6(e)(2))

X Definitive Proxy Statement

__Definitive Additional Materials

__Soliciting Material Pursuant to e240.14a-11(c) or e240.14a-12

                   Balcor/Colonial Storage Income Fund - 86
               (Name of Registrant as Specified In Its Charter)

                                     Same

    (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of filing fee (Check the appropriate box):

__$125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1), or 14a-6(i)(2) or
  Item 22(a)(2) of Schedule 14A.

__$500 per each party to the controversy pursuant to Exchange Act Rule
  14a-6(i)(3).

X Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

  1)Title of each class of securities to which transaction applies:
  Limited Partnership Interests ("Units")

  2)Aggregate number of securities to which transaction applies: 256,904 Units

  3)Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): $261.19.(1)

  4)Proposed maximum aggregate value of transaction:  $67,100,000

  5)Fee paid:  $13,420(2)

    1 Determined by dividing the aggregate consideration of $67,100,000 to be received by the Registrant upon disposition of all of its assets, by the number of Units set forth in 2 above.

    2 Pursuant to Rule 0-11c(2), the filing fee was calculated based on 1/50th of 1% of $67,100,000.

X   Fee paid previously with preliminary materials.

X Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  1)Amount Previously Paid: $13,420


  2)Form, Schedule or Registration Statement No.:  SCHEDULE 14A


  3)Filing Party: Balcor/Colonial Storage Income Fund - 86


  4)Date Filed:  March 20, 1996

                   BALCOR/COLONIAL STORAGE INCOME FUND - 86
                                 P.O. BOX 7190
                        Deerfield, Illinois 60015-7190
                                April 29, 1996

Dear Investor:

  The General Partners of Balcor/Colonial Storage Income Fund-86 (the "Partnership") are soliciting your vote on a proposed sale of all 24 mini-warehouse facilities (the "Facilities") owned by the Partnership to Storage Trust Properties, L.P. ("STP") for $67.1 million. The General Partners of the Partnership are Balcor Storage Partners-86 and Colonial Storage 86, Inc. The sale is currently scheduled to close on May 15, 1996, assuming all conditions of the Purchase Agreement between STP and the Partnership are satisfied. Therefore, your prompt response to this solicitation will be appreciated.

  The sale of the Facilities to STP is conditioned on, among other things, the approval of the holders of a majority of the outstanding Partnership interests ("Units"). Upon the closing of the sale of the Facilities to STP, or as soon thereafter as is practicable, the General Partners intend to liquidate the Partnership and distribute the net proceeds from the sale of the Facilities and any other funds of the Partnership available for distribution in the manner set forth in the Amended and Restated Agreement and Certificate of Limited Partnership (the "Partnership Agreement"). The distributions in liquidation are estimated to be approximately $254 to $257 per Unit. An initial distribution of at least $254 per Unit is expected to be made no later than 30 days after the sale to STP is consummated. The final determination of the distributions in liquidation will depend on certain amounts that may vary up through, and until the date of closing, including (i) net proceeds from the sale, (ii) closing and solicitation costs and (iii) net cash receipts from operations prior to closing.

  The General Partners recommend that Limited Partners approve the proposed sale of the Facilities for the following reasons:

  The estimated liquidating distribution from a sale of the Facilities to STP significantly exceeds the amount offered in recent third-party tender offers. On January 10, 1996, a tender offer was commenced to purchase 4.9% of the Units at a price of $160 per Unit, on January 23, 1996, a tender offer was commenced to purchase 25% of the outstanding Units at $200 per Unit and on April 15, 1996, a tender offer was commenced to purchase 32.5% of the outstanding Units at $240 per Unit. These offers were 37%, 21%, and 6% respectively, lower than the low end of the range of estimated distributions per Unit if the sale of the Facilities to STP is consummated.

  The General Partners believe the sale price of the Facilities to STP is favorable to the Partnership. On February 12, 1996, the Partnership received an unsolicited offer from STP to purchase the Facilities. In response to this offer, the General Partners solicited competing offers for the Facilities from other prospective purchasers. After evaluating these offers, the General Partners believe that the final proposal offered by STP is advantageous to the Partnership.

  A sale of the Facilities to STP is consistent with the Partnership's stated principal objectives of: (i) preserving Limited Partners' capital; (ii) providing quarterly cash distributions and (iii) obtaining long term appreciation in the value of its properties. If the sale to STP is consummated and a liquidating distribution of $254 per Unit is paid, Limited Partners will have realized approximately a 7.2% average annual rate of return on their investment over the life of the Partnership.

  Based on the considerations described above, which are discussed in greater detail in the enclosed Consent Solicitation of Limited Partners, the General Partners believe that the proposed sale of the Facilities is fair to the Limited Partners. The General Partners therefore recommend that you vote FOR the proposed sale.

  The General Partners urge you to review the enclosed Consent Solicitation carefully and indicate your vote by completing the enclosed consent form and returning it in the business-reply envelope as soon as possible, but in no event later than May 10, 1996. The affirmative vote of holders of a majority of the outstanding Units must be received in order to consummate the proposed sale of the Facilities.

  Should you have any questions regarding the proposed sale, please contact MAVRICC Management Systems, Inc. at 1-800-422-5267, which is assisting the General Partners with the approval process. Your prompt response will be appreciated.

         Very truly yours,                    Very truly yours

         /s/James R. Pruett                 /s/Thomas E. Meador

    James R. Pruett, President            Thomas E. Meador, Chairman
    Colonial Storage 86, Inc.             Balcor Storage Partners - 86

                               TABLE OF CONTENTS

  INTRODUCTION

  VOTING RIGHTS
    Record Date
    Required Vote/Dissenters' Rights
    Voting Instructions
    Consummation of Transaction
    Questions and Assistance

  BACKGROUND
    The Partnership
    The General Partners
    Background of the Proposal

  PLAN OF SALE AND LIQUIDATION
    Description of Purchaser
    Description of Facilities
    Summary of Purchase Agreement
    Recommendation of the General Partners
    Certain Considerations
    Liquidation of Partnership
    Distributions in Liquidation
    Regulatory Compliance
    Accounting Treatment
    Certain Federal Income Tax Consequences

  SOLICITATION PROCEDURES AND EXPENSES

  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
  OWNERS AND MANAGEMENT

  LEGAL PROCEEDINGS

  ADDITIONAL INFORMATION

  FINANCIAL INFORMATION
    Selected Financial Data
    Management's Discussion and Analysis of Financial Condition and Results of Operations
    Financial Statements and Supplementary Data
    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

  INDEX TO FINANCIAL STATEMENTS

APPENDIX A

  Excerpt from Estimate of current value of a Unit by the Valuation Counselors Group and Darby & Associates, Joint Venture, dated March 20, 1996

                   BALCOR/COLONIAL STORAGE INCOME FUND - 86

                             CONSENT SOLICITATION
                              OF LIMITED PARTNERS

                                 INTRODUCTION

     This Consent Solicitation is being furnished to the limited partners (the "Limited Partners") of Balcor/Colonial Storage Income Fund - 86, an Illinois limited partnership (the "Partnership"), in connection with the solicitation of the Limited Partners' consent to the sale of substantially all of the assets of the Partnership, consisting of 24 mini-warehouse facilities (the "Facilities"). The sale of the Facilities is intended to be made pursuant to the terms of a Purchase Agreement (the "Purchase Agreement") dated as of March 5, 1996, by and between Storage Trust Properties, L.P., a Delaware limited partnership ("STP") and the Partnership. STP is not affiliated with the Partnership or either of the Partnership's general partners. The sale is currently scheduled to close on May 15, 1996, assuming all conditions of the Purchase Agreement are satisfied.

     The Purchase Agreement may be terminated by either the Partnership or STP in the event that the holders of a majority of the outstanding limited partnership interests ("Units") have not consented to the proposed transaction by June 15, 1996; provided that either party may extend such date until not later than July 15, 1996. See "Plan of Sale and Liquidation - Summary of Purchase Agreement."

     Upon the closing of the sale of the Facilities, or as soon thereafter as is practicable, Balcor Storage Partners - 86, an Illinois general partnership ("Balcor") and Colonial Storage 86, Inc., a Texas corporation ("Colonial"), the general partners of the Partnership (the "General Partners"), intend to liquidate the Partnership and distribute the net proceeds of the sale of the Facilities and any other funds of the Partnership available for distribution in the manner set forth in the Amended and Restated Agreement and Certificate of Limited Partnership (the "Partnership Agreement"). See "Plan of Sale and Liquidation - Liquidation of Partnership."

     The distributions in liquidation are estimated to be $254 to $257 per Unit. An initial distribution of at least $254 is expected to be made no later than 30 days after the sale to STP is consummated. The final determination of the distribution in liquidation will depend on certain amounts that may vary up through the date of closing, including (i) net proceeds from the sale, (ii) closing and solicitation costs and (iii) net cash receipts from operations prior to closing. See "Plan of Sale and Liquidation -- Distributions in Liquidation." Upon the completion of the liquidation, the operations of the Partnership will cease.

     The General Partners have approved the proposed sale of the Facilities and recommend approval of such transaction by the Limited Partners. In evaluating the fairness of the sale, the General Partners have considered, among other things, other offers received from third parties for the Facilities, the recent trading prices for Units in secondary market trades and recent unsolicited offers to purchase some of the outstanding limited partnership interests in the Partnership. Although the General Partners have not obtained an independent fairness opinion in connection with the transaction, on March 20, 1996, the Valuation Counselors Group and Darby & Associates, Joint Venture estimated the value of a Unit based on a projection of distributions during the next five years. See "Plan of Sale and Liquidation - Certain Considerations."

     This Consent Solicitation and the accompanying form of consent are first being mailed to the Limited Partners on or about April 29, 1996.

    WE URGE YOU TO VOTE BY MARKING THE ENCLOSED CONSENT FORM "FOR" THE SALE OF SUBSTANTIALLY ALL THE ASSETS OF THE PARTNERSHIP, AND SIGNING AND MAILING
     THE CONSENT FORM TO MAVRICC MANAGEMENT SYSTEMS, INC. IN THE ENCLOSED
                       RETURN ENVELOPE BY MAY 10, 1996.

                                 VOTING RIGHTS

Record Date

     The General Partners have designated April 1, 1996 as the record date (the "Record Date") for the determination of Limited Partners entitled to vote on the sale of the Facilities. As of the Record Date, there were 256,904 Units outstanding, held by approximately 8,158 Limited Partners.

Required Vote/Dissenters' Rights

     Pursuant to Section 15.3 of the Partnership Agreement, the sale of all or substantially all of the real property assets of the Partnership in a single transaction requires the consent of holders of a majority of the outstanding Units. Each Unit is entitled to one vote on the proposal and the affirmative vote of the holders of a majority of all outstanding Units is required to approve the sale. Abstentions and broker non-votes, if any, will not be counted as affirmative votes for such proposal.

     Unit holders are not afforded any dissenters' rights under the Revised Uniform Limited Partnership Act of the State of Illinois or under the Partnership Agreement.

Voting Instructions

     Please complete the enclosed form of consent, date and sign it as indicated and return it to MAVRICC Management Systems, Inc. ("MAVRICC") in the enclosed return envelope. Consents will be counted on or about May 10, 1996 which date may be extended at the discretion of the General Partners. The solicitation of consents will cease at such time (but no earlier than May 10, 1996) as MAVRICC receives the affirmative vote of the holders of a majority of outstanding Units. If no direction is indicated on the consent form, signed consents will be counted as a vote "FOR" the sale of substantially all of the assets of the Partnership.

     You may revoke your consent at any time prior to the Partnership receiving the affirmative vote of the holders of a majority of the outstanding Units, by mailing a properly executed consent form bearing a later date or by mailing a signed, written notice of revocation to the attention of MAVRICC. Revocation of a consent will be effective upon receipt by MAVRICC of either (i) an instrument revoking the consent or (ii) a duly executed consent bearing a later date. Consent forms and this Consent Solicitation were first mailed to Limited Partners on April 29, 1996.

Consummation of Transaction

     Upon the receipt of signed consent forms from Limited Partners holding a majority of the outstanding Units which approve the transaction and satisfaction of certain other conditions set forth in the Purchase Agreement, the General Partners will consummate the sale of substantially all of the assets of the Partnership as contemplated by the Purchase Agreement and commence the liquidation of the Partnership as soon as practicable.

Questions and Assistance

     If you have not received a consent form or you have questions or need assistance in voting, please call MAVRICC (1-800-422-5267) which is assisting the General Partners with the consent solicitation process.

                                  BACKGROUND

The Partnership

     The Partnership was formed on May 20, 1986, pursuant to the Revised Uniform Limited Partnership Act of the State of Illinois for the purpose of acquiring, developing, owning, operating, leasing and holding for capital appreciation and current income, mini-warehouse facilities offering storage space for personal and business use and office/warehouses offering a combination of office and commercial warehouse space. The Partnership acquired four mini-warehouse properties in 1986 and seven mini-warehouse properties in 1987 from affiliates of the General Partners. In addition, the Partnership acquired from non-affiliated entities four mini-warehouse properties in 1987 and nine mini-warehouse properties in 1988. The Facilities proposed to be sold to STP are the only properties currently owned by the Partnership. For additional information concerning the Facilities, see "Plan of Sale and Liquidation - Description of Facilities." The Partnership currently has 5 full-time employees and 56 part-time employees engaged in its operations.

The General Partners

     The General Partners of the Partnership are Balcor and Colonial. The general partners of Balcor are The Balcor Company, a Delaware corporation, and Balcor Storage Partners, Inc., an Illinois corporation. The General Partners have served as general partners of the Partnership since its formation in May 1986. The officers, directors and employees of Balcor and Colonial and their affiliates perform certain services for the Partnership. The Partnership's Facilities are managed by Colonial Storage Management 86, Inc. an affiliate of Colonial.

Background of the Proposal

     In October 1986, the Partnership commenced an offering to the public in which 256,904 Units were sold. At the time of the offering, the Partnership stated in the offering prospectus (the "Prospectus") that its principal objectives were (i) to preserve and protect the Limited Partners' capital; (ii) to provide Limited Partners with regular quarterly cash distributions from net cash receipts and (iii) to obtain long-term appreciation in the value of its properties. The Prospectus also advised potential investors that the Partnership intended to hold the various real properties it acquired until such time as a sale or other disposition appeared to be advantageous.

     Recent interest expressed by institutional investors in purchasing the assets of the Partnership or outstanding Units suggested that conditions were favorable for the disposition of the Facilities. In January 1996, an unsolicited tender offer was commenced by Everest Storage Investors, LLC, ("Everest") to purchase 4.90% of the outstanding Units at a price of $160 per Unit. Although the General Partners recommended that the Limited Partners not accept this offer primarily on the basis that the offering price was inadequate, Everest has advised the General Partners that approximately 4.15% of the outstanding Units were tendered and purchased. Shortly thereafter, Public Storage, Inc. ("PSI") offered to purchase up to 25% of the outstanding Units at a price of $200 per Unit. The General Partners expressed no opinion and remained neutral with respect to this latter tender offer. The PSI offer expired on March 12, 1996. On April 2, 1996, PSI reported that approximately 3.77% of the outstanding Units had been tendered. PSI also indicated on that date that it had entered into a privately negotiated agreement to purchase 10,999 additional Units.

     On April 15, 1996, PSI commenced a second unsolicited tender offer to purchase up to 32.5% of the outstanding Units at $240 per Unit. The PSI offer expires on May 14, 1996 unless extended. The General Partners have expressed no opinion and remain neutral with respect to this PSI tender offer. PSI also reported on April 15, 1996 that it currently owns approximately 3.60% of the outstanding Units, that the additional 10,999 Units are to be purchased from Everest and assuming the purchase of such additional Units, it will own approximately 7.80% of the outstanding Units.

     On February 12, 1996, the Partnership received an unsolicited proposal from STP to purchase the Facilities at a price of $61 million. Sensing strong interest from institutional purchasers of mini-warehouse facilities, the General Partners decided to pursue a transaction in which all of the Partnership's properties would be sold. Accordingly, on February 19, 1996, the Partnership solicited offers from six different prospective purchasers involved in the mini-warehouse business. In order to timely provide additional information to Limited Partners evaluating the pending tender offer from PSI, the Partnership emphasized that bids would be considered through and until 5:00 p.m. on February 29, 1996.

     The top two bids received on or prior to February 29, 1996 (including an increased offer from STP), were $65.2 million and $65.4 million. The Partnership contacted the two highest bidders and accepted a final proposal from each bidder on Friday, March 1, 1996. Based on the General Partners' evaluation of these proposals, the Partnership agreed to negotiate exclusively with STP. Formal contract negotiations with STP commenced on March 4, 1996, and final terms of the transaction were reached on March 6, 1996 at which time STP agreed to pay $67.1 million for the Facilities.

                         PLAN OF SALE AND LIQUIDATION

Description of Purchaser

     The proposed purchaser of the Facilities, STP, is a Delaware limited partnership, whose sole general partner is Storage Trust Realty, a Maryland real estate investment trust. Storage Trust Realty operates mini-warehouse facilities in 16 states. STP is not affiliated with either General Partner or the Partnership.

     The principal executive offices of STP are located at 2407 Rangeline, Columbia, Missouri 65205.

     STP has advised the Partnership that it anticipates that it will fund its acquisition through its existing lending institutions and the issuance of its securities, as well as from a $3.3 million escrow deposit funded by STP previously. STP at present has a $100 million unsecured line of credit with The First National Bank of Boston, of which approximately $52 million remains available as of April 24, 1996. This line of credit expires in January 1998 with a one-year extension at STP's option and bears interest at a floating rate of LIBOR plus 175 basis points. STP also has obtained additional borrowing capacity from The First National Bank of Boston in the amount of up to $17 million. Therefore, STP has funds available in excess of the proposed purchase price of $67.1 million. In addition, Storage Trust Realty has an effective registration statement for $75 million and expects to make an offering of its equity securities in the near term, the proceeds of which are expected to be available to fund this acquisition. STP's commitment to purchase the Partnership Properties is not contingent on financing.

Description of Facilities

     The Partnership currently owns 24 mini-warehouse facilities located throughout the United States. The following table sets forth the name and location of each of the 24 Facilities proposed to be sold to STP:

                                                     Net
                                                  Rentable
                                        Land        Area          Number of
                                        Area       (Square        Rentable
              Location                 (Acres       Feet)          Spaces
- -------------------------------------  -------   -----------    -------------
201 Cobb Parkway, Marietta, Georgia        3.1        47,980              431
6390 Winchester Road, Memphis,
Tennessee                                  2.3        39,444              360
5675 Summer Avenue, Memphis,
Tennessee (1)                              2.4        46,010              377
2064 Briarcliff, Atlanta, Georgia
(2)                                        2.8        45,700              174
4333 Jackson Drive, Garland, Texas         3.1        72,572              612
321 East Buckingham Road, Garland,
Texas                                      2.1        40,701              299
3218 South Garnett Road, Tulsa,
Oklahoma                                   3.7        57,540              464
5708 Fort Caroline
Road, Jacksonville, Florida                3.7        67,925              768
3401 Avenue K, Plano, Texas (3)            4.7        87,654              897
4301 and 4324 Poplar Level
Road, Louisville, Kentucky (4)             4.1        81,982              798
2719 Morse Road, Columbus, Ohio            4.3        62,190              518
5036 Cleveland Avenue, Fort Meyers,
Florida                                      5        65,086              583
3281 Western Branch
Boulevard, Chesapeake, Virginia            5.5        75,201              747
2300 Kangaroo Drive, Durham, North
Carolina                                     4        47,502              657
28 W. 650 Roosevelt Road, Winfield,
Illinois (5)                               5.6        48,145              550
1131 Semoran Boulevard, Casselberry,
Florida                                    3.9        67,159              641
36 Pine Knoll Road, Greenville,
South Carolina (6)                         4.2        50,325              446
750 East Third Street, Lexington,
Kentucky                                   3.3        55,700              450
1900 U.S. Highway 19 South, Tarpon
Springs, Florida                           5.4        80,732              748
7415 West Dean Road, Milwaukee,
Wisconsin (7)                             11.7       205,190            1,107
W229 N590 Foster Court and,
N5 W22966 Bluemound Road, Waukesha,
 Wisconsin (8)                               3        49,632              219

3120 Breckenridge Lane, Louisville,
Kentucky                                   2.1        34,490              329
2275 South Semoran
Boulevard, Orlando, Florida                1.9        30,050              345
11195 Alpharetta Highway, Roswell,
Georgia                                    9.1       113,310              680
__________________
(1) The property consists of 374 units of mini-warehouse space and 3 units of office/warehouse space.
(2) The property consist of 156 units of mini-warehouse space and 18 units of office/warehouse space.
(3) The property consists of 855 units of mini-warehouse space and 42 paved parking spaces.
(4) These mini-warehouse facilities consist of two separate addresses, 4301 Poplar Level Road and 4324 Poplar Level Road, with separate title and survey for each address. These facilities are described as two distinct properties in the Purchase Agreement and, accordingly, the total number of Facilities reflected in the Purchase Agreement is 25 instead of 24.
(5) The property consists of 455 units of mini-warehouse space and 95 parking spaces.
(6) The property consists of 433 units of mini-warehouse space and 13 units of office/warehouse space.
(7) The property consists of 694 units of mini-warehouse space and 413 paved parking spaces.
(8) The property consists of 209 units of mini-warehouse space and 10 units of office/warehouse space.

     The Partnership, by virtue of its ownership of the Facilities, is subject to federal and state laws and regulations covering various environmental issues. Management of the Partnership utilizes the services of environmental consultants to assess a wide range of environmental issues and to conduct tests for contaminations as appropriate. The General Partners are not aware of any potential liability due to environmental issues or conditions that would be material to the Partnership. But see "Summary of Purchase Agreement - Environmental" for a discussion of testing for Environmental Material Defects (as defined in the Purchase Agreement).

Summary of Purchase Agreement

     The following is a summary of certain of the terms and conditions of the Purchase Agreement between the Partnership and STP. A copy of the entire Purchase Agreement may be obtained from the General Partners without charge.

     Sale of Facilities. Pursuant to the Purchase Agreement, STP has agreed to purchase the Facilities from the Partnership for an aggregate purchase price of $67.1 million (the "Purchase Price"). STP will pay for all closing costs (other than professional fees and commissions) including, but not limited to, costs of documentation, local and state transfer stamps, escrow, sales tax, personal property tax, title commitments, title policies, environmental assessments and updated surveys in connection with the sale of the Facilities. STP has deposited $3.35 million as earnest money to be held in escrow until consummation of the sale. The transaction is currently scheduled to close on May 15, 1996, unless terminated earlier or extended, as discussed below.

     Termination. The Purchase Agreement may be terminated at any time prior to the closing (i) by mutual written consent of the Partnership and STP; (ii) by STP, if the Partnership shall have failed to (a) mail this Consent Solicitation as soon as practicable following an indication from the Securities and Exchange Commission (the "Commission") that it has no further comments thereon, (b) include in this Consent Solicitation the General Partners' recommendation of the Purchase Agreement or the underlying transactions contemplated thereby, or (c) use its commercially reasonable and good faith efforts to seek to obtain the requisite consent of the Limited Partners; (iii) by STP, if the General Partners shall have recommended that the Limited Partners accept or approve a proposal or offer with respect to a merger, acquisition, tender offer, exchange offer, consolidation or purchase of the Facilities or similar offer (an "Acquisition Proposal") by a person other than STP; (iv) by STP, if the General Partners shall have withdrawn or modified their approval of the Purchase Agreement or the underlying transactions; (v) by the Partnership, if the General Partners recommend to the Limited Partners acceptance of an Acquisition Proposal by a person other than STP after a determination that such action is necessary for the General Partners to comply with their fiduciary duties; or (vi) by the Partnership or STP, if the consent of holders of a majority of the outstanding Units is not obtained on or before June 15, 1996; provided that either the Partnership or STP may extend such date to not later than July 15, 1996. Unless the Purchase Agreement is so terminated, closing is to occur on the later of (a) May 15, 1996 or (b) two (2) business days after the consent of holders of a majority of the outstanding Units is obtained.

     Termination Amount. If the Purchase Agreement terminates (A) due to any of clauses "(ii)" through "(v)" above, and within 150 days of such termination the Partnership consummates, or enters into a definitive agreement with respect to, a transaction which was the subject of an Acquisition Proposal or (B) due to clause "(vi)" above and at the time of such termination an Acquisition Proposal was outstanding and within 150 days of such termination Seller consummates, or enters into a definitive agreement with respect to, a transaction pursuant to any Acquisition Proposal, then the Partnership has agreed to pay STP, only upon the consummation of such transaction, $1.342 million plus half of certain of STP's out-of-pocket costs and expenses related to entering into the Purchase Agreement (the "Termination Amount") estimated at approximately $70,000 and has agreed not to enter into any agreement relating to an Acquisition Proposal with a person other than STP unless such person agrees to pay any Termination Amount due STP. For purposes of payment of the Termination Amount, an Acquisition Proposal that is in the form of a tender offer shall be deemed to be consummated only if such tender offer is accepted by 40% or more of the outstanding Units. The aggregate Termination Amount payable to STP may be reduced based on certain limitations set forth in the Purchase Agreement regarding STP's ability to receive such a fee in light of its status as a real estate investment trust.

     Environmental. In the event that STP notifies the Partnership of Environmental Material Defects (as defined in the Purchase Agreement) for which the estimated cost of remediation exceeds $125,000, but is less than or equal to $250,000, then STP shall receive at the closing a credit against the Purchase Price equal to the difference between the estimated cost of remediation and $125,000. In addition, if the cost of remedying the Environmental Material Defects exceeds $375,000, but is less than or equal to $500,000, then STP shall receive at the closing an additional credit against the Purchase Price equal to the difference between the estimated cost of remediation and $375,000. In the event that the cost of remedying the Environmental Material Defects exceeds $500,000, then the Partnership has the right to either terminate the Purchase Agreement or credit against the Purchase Price the difference between the estimated cost of remediation and $250,000.
In the event the Partnership elects to so terminate the Purchase Agreement, STP may nonetheless negate such termination by agreeing to accept a $250,000 credit to the Purchase Price and purchase the Facilities subject to all Environmental Material Defects.

     On March 25, 1996, STP delivered a letter to the Partnership regarding the environmental condition of the Facilities. In the letter, STP established that additional testing would be required with respect to several sites to determine whether an Environmental Material Defect exists. As a result, the contract requires that the Partnership escrow $250,000 at closing pending the results of such tests. If STP is able to establish an Environmental Material Defect with respect to the sites for which additional testing is being done, within ninety
(90) days after the closing, STP would be entitled to such portion of the escrowed funds as STP can demonstrate is required to cure such Environmental Material Defect(s). All escrowed funds which have not been allocated to the cost of curing an Environmental Material Defect before the end of such ninety
(90) day period would be returned to the Partnership. In no event will the Partnership be responsible for more than $250,000 towards the cure of any Environmental Material Defects revealed by such additional testing.

     Representations. The Partnership has represented and warranted to STP that (i) except as disclosed in the Purchase Agreement, the Partnership has no knowledge of any pending or threatened litigation, claim or proceeding concerning the Facilities; (ii) the Partnership has the power to execute the Purchase Agreement and consummate the underlying transactions; and (iii) the updated rent rolls which the Partnership has submitted to STP are accurate as of the Signing Date. These representations and warranties will not survive the closing. Furthermore, STP will purchase the Facilities "AS IS" and "WITH ALL FAULTS" based upon its investigations and inspections of the Facilities, subject to the disclosure of certain liabilities and subject to adjustments in the purchase price for Environmental Material Defects.

     Default. In the event of a default by STP under the Purchase Agreement, the Partnership shall retain all earnest money and interest thereon as its sole right to damages or any other remedy, except for STP's obligation to indemnify the Partnership and restore the Facilities in connection with STP's investigations and inspection of the Facilities and pay any title cancellation fees, environmental assessment expenses and survey costs. In the event of a default by the Partnership under the Purchase Agreement, all earnest money and interest accrued thereon shall be returned to STP, as its sole right to damages or any other remedy; provided that if the Partnership's default consists of its refusal to deliver the closing documents specified in the Purchase Agreement, then STP is entitled to sue for specific performance; provided further that STP shall receive any payment of the Termination Amount to which it is entitled.

     The sale to STP is also subject to certain conditions relating to good title and absence of liens as more fully described in the Purchase Agreement.

     In the event the proposed sale is not consummated, the General Partners currently anticipate that they will continue to own the Facilities and monitor their operation on behalf of the Partnership until such time as the Facilities are sold with the consent of the holders of a majority of the outstanding Units.

Recommendation of the General Partners

     The General Partners believe that market conditions are favorable for the disposition of the Facilities due, in part, to the current strong interest from institutional purchasers of mini-warehouse facilities, the current improvement in the operating performance of the Facilities and the current low interest rates generally available to institutional purchasers. In addition, the General Partners believe that the offer received from STP is fair to each Limited Partner, although the General Partners have not received an independent fairness opinion in connection with the proposed transaction. Prior to accepting the STP offer, the Partnership evaluated bids from a number of other institutional purchasers. After reviewing these other offers, the General Partners determined that the final offer submitted by STP represented the most favorable proposal to the Partnership based on purchase price, closing costs, likelihood of closing, earnest money and timing of the transaction. As described below, the Limited Partners have also received unsolicited offers from investors seeking to purchase outstanding Units. All of these offers have been lower on a per Unit basis than the amount of the estimated distribution expected to result from the sale to STP.

     Unsolicited Tender Offers. The Limited Partners have received unsolicited tender offers from two institutional investors seeking to purchase a portion of the outstanding Units. On January 10, 1996, Everest commenced an unsolicited tender offer to purchase up to 4.90% of the Units at a purchase price of $160 per Unit. The General Partners recommended that the Limited Partners not accept the Everest offer primarily on the basis that the offering price was inadequate. The Everest tender offer expired on February 12, 1996, and Everest has advised the General Partners that approximately 4.15% of the outstanding Units were tendered and purchased.

     On January 23, PSI, a company which owns and manages mini-warehouse facilities, commenced an unsolicited tender offer to purchase up to 25% of the outstanding Units at a purchase price of $200 per Unit. The General Partners expressed no opinion and remained neutral with respect to the PSI tender offer, but apprised the Limited Partners of the proposed sale of the Facilities to STP. The PSI tender offer expired on March 12, 1996. On April 2, 1996, PSI reported that approximately 3.77% of the outstanding Units were tendered. PSI also reported on that date that it had entered into a privately negotiated agreement to purchase 10,999 additional Units.

     On April 15, 1996, PSI commenced a second unsolicited tender offer to purchase up to 32.5% of the outstanding Units at $240 per Unit. The PSI offer expires on May 14, 1996 unless extended. The General Partners have expressed no opinion and remain neutral with respect to this PSI tender offer. PSI also reported on April 15, 1996 that it currently owns approximately 3.60% of the outstanding Units, that the additional 10,999 Units are to be purchased from Everest and assuming the purchase of such additional Units, it will own approximately 7.80% of the outstanding Units.

     Bid Solicitation. On February 12, 1996 the Partnership received an unsolicited offer from STP to purchase the Facilities. In response to this offer, the General Partners solicited offers for the Facilities from six other institutional investors involved in the mini-warehouse business. Bids for the Facilities were accepted by the Partnership between February 19, 1996 and February 29, 1996. The top two offers for the facilities were $65.2 million and $65.4 million. The Partnership contacted the two highest bidders and accepted a final proposal from each bidder on Friday March 1, 1996. Based on the General Partners' evaluation of these proposals, the Partnership agreed to negotiate exclusively with STP. Formal contract negotiations with STP commenced on March 4, 1996, and final terms of the transactions were reached on March 6, 1996, at which time STP agreed to pay $67.1 million for the Facilities.

     Liquidity. No active public market exists for the Units and none has existed since the original offering in October 1986. As a result, the Units have been relatively illiquid and, when trades have occurred, Units have traded (and continue to trade) at a discount when compared to the amount that would be received if the Partnership's assets were sold at fair market value. The sale of the Facilities to STP will enable Limited Partners to effectively liquidate their position in the Partnership in accordance with the Partnership's stated objectives.

     Trading Market. While there is no active public trading market for Units, Units are traded on certain secondary markets. According to the most recent issue of Partnership Spectrum (January/February 1996), trading prices for the Units ranged from a high of $241 to a low of $190 during the 60 day period ended January 31, 1996. Approximately 18 trades were effected during this period. These prices do not reflect any commissions payable by the Sellers to third parties and accordingly the actual proceeds received by a Seller are generally lower than the prices reported.

     Capitalization Rate. Interest on the part of institutional investors for mini-storage facilities is currently very strong. Based on actual operating cash flow (i.e., rental revenues minus property operating expenses, management fees and capital improvements) from the Facilities during 1995, the proposed STP Purchase Price represents a capitalization rate of approximately 8.75%, which the General Partners believe is favorable to the Partnership. There is no assurance that the current level of interest from the investment community will continue or that such a favorable capitalization rate can be obtained in the future.

     Yield to Investors. Aggregate distributions of $152.96 per Unit have previously been paid to the Limited Partners, including the payment of a quarterly distribution of $5.78 per Unit on April 15, 1996. If the sale to STP is consummated and the estimated liquidating distribution of $254 per Unit is achieved, Limited Partners will have received total distributions of $406.96 representing approximately a 7.2% average annual rate of return on their investment over the life of the Partnership.

     The General Partners recommend a vote "FOR" the sale of the Facilities.

Certain Considerations

     While General Partners recommend a vote "FOR" the sale of the Facilities to STP, the following factors should be considered by the Limited Partners:

     Valuation. On March 20, 1996, the Valuation Counselors Group and Darby & Associates, Joint Venture ("Darby") estimated the current value of a Unit (the "Darby Valuation") to be $281 per Unit. The Darby Valuation assumed that the Partnership properties would be sold at year end 2000 and was calculated by (i) increasing the 1995 year end operating cash flow by 4% annually and applying an annual discount rate of 10% to determine a net present value; (ii) estimating the net present value of proceeds from a sale of the Partnership's properties by (a) applying a 10% capitalization rate to Operating Cash Flow in 2000, (b) adjusting for a 3% cost of sale, and (c) applying a discount rate of 10% per annum; and (iii) aggregating the net present values of the operating cash flow and sales proceeds and dividing by the total number of Units outstanding. The Darby Valuation, however, does not represent a current liquidation value, but rather a projection of distributions during the next five years. In addition, the Darby Valuation may be affected by changing market conditions, economic factors, interest rates and other unforeseen events and the actual per Unit value to Limited Partners in the event the properties are not sold until year end 2000 may be greater or less than Darby's net present value calculation of $281 per Unit. The General Partners believe that the sale to STP, which is anticipated to result in a liquidating distribution of approximately $254 to $257 per Unit, represents a fair liquidation value per Unit based on current market conditions.

     A portion of the Darby Valuation describing certain assumptions and summarizing Darby's conclusions regarding the value of the Units is attached to this Consent Solicitation. The General Partners will provide a complete copy of the Darby Valuation without charge upon request. Darby has been retained by the Partnership each year since the inception of the Partnership to evaluate the Units. Consequently, the Darby Valuation was not specifically prepared for this Consent Solicitation. The Partnership has paid Darby an aggregate of $24,250 in connection with valuations performed by Darby at year end 1994 and 1995. There exists no material relationship between the Partnership and Darby, or between any affiliates of such entities.

     Other Buyers/Future Distributions. Prior to accepting the offer from STP, the Partnership received bids for the Facilities from a number of other institutional investors. The amount which third parties were willing to offer for the Facilities was in part influenced by prevailing market conditions as well as the current and expected economic performance of the Facilities. The Partnership accepted bids for the Facilities from six different prospective purchasers up through and until February 29, 1996 and a final proposal shortly thereafter from the two highest bidders. The Partnership believes that the bidding process resulted in the Partnership obtaining a favorable proposal. However, it is possible that investors may in the future be willing to pay more for the Facilities than the offer accepted from STP because of improved economic performance of the Facilities, improved market conditions or a willingness to accept a lower return on his or her investment.

     On April 15, 1996, PSI announced an unsolicited offer to purchase up to 77,000 Units for a price of $240 per Unit. Under the terms of PSI's offer, PSI cannot purchase any tendered Units prior to May 14, 1996, which date may be extended at PSI's option. For Unit holders who desire immediate cash, PSI's offer, while lower than the estimated liquidating distribution resulting from a sale to STP, provides an opportunity to sell at least a portion of their investment in the Partnership.

     Distributions to the Limited Partners have increased each year from 1993 through 1995. Distributions in those years were $17.07, $17.89 and $19.91 per Unit, respectively. Additionally, the Partnership distributed $5.63 per Unit in the first quarter of 1996 and $5.78 per Unit during April 1996, representing current annualized yields of approximately 9.01% and 9.25% on their investment
respectively.   Improved market conditions in cities where many of the
Partnerships facilities are located as well as increased rental income resulting from ongoing capital improvement programs are in part responsible for increases in distributions to Limited Partners. Although it is impossible to determine with any accuracy whether the amount distributed to Limited Partners will continue to increase, Limited Partners may receive higher quarterly distributions and a higher liquidation value per Unit if the assets of the Partnership are sold at a later date.

     Interests of General Partners. Pursuant to the Partnership Agreement, in addition to the estimated range of liquidating distribution to Limited Partners of $254 to $257 per Unit, the General Partners will be entitled to receive distributions from operations of the Partnership for the last twelve month period in the event the sale to STP is consummated. In addition, affiliates of the General Partners will receive a brokerage commission equal to 3% of the amount paid by STP in the event the sale of the Facilities is consummated.
Section 15.9 of the Partnership Agreement provides that the General Partners may receive real estate commissions if they provide substantial services in connection with the sale of the properties by the Partnership which commission will not exceed the lesser of amounts customarily charged by others rendering similar services or 3% of the sales price thereof. See "Plan of Sale and Liquidation $ Distributions in Liquidation."

     Prior Transactions with STP.   An affiliate of Colonial was the general
partner of the following limited partnerships: (i) Colonial Storage Centers I Ltd., (ii) Colonial Storage Centers II, Ltd. and (iii) Colonial Storage Centers III, Ltd. On November 16, 1994, each of these limited partnerships sold all of the mini-warehouse facilities owned by them to STP for an aggregate purchase price of $45,000,000.

Liquidation of Partnership

     Upon the release from escrow and delivery to the Partnership of the Purchase Price, the General Partners intend to liquidate the Partnership as soon as practicable, applying the net proceeds of the sale and any other funds of the Partnership in the following manner:

     (a) To the payment of the expenses of liquidation and the debts and liabilities of the Partnership;

     (b) To the setting up of any reserves which the General Partners may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership;

     (c) To the General and Limited Partners as provided in the Partnership Agreement.

Because the Partnership may be required to satisfy certain debts and liabilities and establish reserves, as described above, the Partnership may pay a portion of the liquidating distribution to the Limited Partners shortly after consummation of the transaction with STP, and pay the balance, if any, in one or more subsequent distributions.

Distributions in Liquidation

     If the holders of a majority of the Units approve the sale of the Facilities, and certain other conditions set forth in the Partnership Agreement are satisfied, the Partnership will distribute the available funds of the Partnership in the manner set forth in "Liquidation of Partnership" above. In such event, the funds available for distribution would include previously undistributed net cash receipts from operations prior to closing and working capital reserves of the Partnership, as well as the net cash proceeds from the sale of the Facilities to STP. The General Partners presently estimate that the total distributions in liquidation will be approximately $254 to $257 per Unit.

     In estimating the range of distributions in liquidation, the General Partners have, (i) projected the anticipated amount of net cash receipts from operations prior to closing and working capital reserves available for distribution after payment of estimated operating expenses, (ii) deducted the estimated proxy solicitation costs, professional fees and other expenses of consummating the sale of the Facilities to STP and winding up the Partnership's affairs, (iii) deducted commissions and distributions payable to the General Partners as a consequence of the sale, and (iv) established a reserve for future contingencies. Although the General Partners believe the assumptions used are reasonable, there can be no assurance that the projected results will be attained and, therefore, the actual amount of liquidating distributions to the Limited Partners may be greater or less than the estimated range.

     The following table illustrates the range of estimated distributions in liquidation to be paid to the Limited Partners and General Partners if the sale of the Facilities to STP is approved and consummated.

                                                    Low            High
                                                -----------     -----------
Distribution of Net Cash Receipts ("NCR"):
NCR on hand at 12/31/95                         $ 1,360,015     $ 1,360,015
Estimated undistributed NCR 01/01/96 to Closing     154,774         304,774
Less: NCR distribution to General Partners(1)       708,737         723,737
                                                -----------     -----------
Estimated NCR distribution to Limited Partners  $   806,052     $   941,052
                                                ===========     ===========
Distribution of Net Cash Proceeds ("NCP"):
Adjusted Purchase Price(2)                      $66,800,000     $67,050,000
Working Capital(3)                                  716,885         716,885
Less: Real Estate Brokerage Commissions(4)        2,006,000       2,013,000
Less: Estimated Closing and Solicitation Costs      300,000         250,000
Less: Reserve for Contingencies                     750,000         550,000
                                                -----------     -----------
Estimated NCP Distribution to Limited
  Partners(5)                                   $64,460,885     $64,953,885
                                                ===========     ===========

Total Estimated Distributions to Limited
  Partners:
Estimated NCR Distribution to Limited Partners  $   806,052     $   941,052
Estimated NCP Distribution to Limited Partners   64,460,885      64,953,885
                                                -----------     -----------
Total Estimated Liquidating Distribution         65,266,937      65,894,937
                                                ===========     ===========
Estimated Liquidating Distribution per Unit     $       254(6)  $       257(6)
                                                ===========     ===========

________________________
(1) Equal to 10% of total distributions of Net Cash Receipts during the 12 month period from July 1, 1995 through June 30, 1996. Limited Partners have previously received aggregate distributions of $5,572,577 during such period.

(2) See "Plan of Sale and Liquidation - Summary of Purchase Agreement" for description of possible adjustments to Purchase Price.

(3)  Represents return of capital distributable as Net Cash Proceeds.

(4) Equal to 3% of the Purchase Price. Payable to Affiliates of the General Partners pursuant to the Partnership Agreement.

(5) Pursuant to the Partnership Agreement, Limited Partners are entitled to receive cumulative distributions in a specified amount prior to the distribution to the General Partners of any net cash proceeds from a sale of the Facilities. The entire net cash proceeds from the sale of the Facilities will be distributed to the Limited Partners due to a deficiency of $14,181,436 in the required cumulative distribution to Limited Partners.

(6) The taxable portion of the liquidating distribution per Unit ranges from $44.97 to $47.06 assuming a liquidating distribution per Unit of $254 to $257.

     If the sale of the Facilities to STP is approved and consummated, distributions in liquidation of the Partnership may be paid on more than one occasion. In order to retain sufficient cash to satisfy the estimated obligations of the Partnership and establish a reserve for contingencies, the Partnership may pay a portion of the estimated liquidating distribution shortly after consummating the transaction with STP and pay the balance in one or more subsequent distributions. An initial distribution of at least $254 per Unit is expected to be made no later than 30 days after the sale to STP is consummated. The timing and amount of any distributions subsequent to the initial distribution would depend upon the nature and extent of any remaining liabilities or contingencies which may subsequently arise. The estimated reserve for contingencies is approximately $2.14 to $2.92 per Unit. Such contingencies may include legal and other fees stemming from future litigation involving the Partnership. The General Partners are not presently aware of any threatened litigation. In the absence of any such contingencies arising, the General Partners anticipate that the reserves would be paid within twelve months subsequent to the initial distribution to the Limited Partners. In the event a future contingency arises, the reserve may be held by the Partnership for a period of time in excess of twelve months. The General Partner will, as soon as practicable, notify Unit holder of such contingency as well as the amount of additional time that reserves will be held by the Partnership. The Partnership will distribute such reserves as are retained by the Partnership as soon as practicable.

     At the time of the Partnership's formation in 1986, the purchase price of a Unit was $250 and annual distributions per Unit since 1987 have been as follows:

                              Amount               Amount
                     Year  Distributed   Year    Distributed
                    ----- ------------  ------  -------------

                     1987     $ 3.75     1992      $16.49
                     1988     $15.63     1993      $17.07
                     1989     $17.52     1994      $17.89
                     1990     $17.17     1995      $19.91
                     1991     $16.12     1996      $11.41

     Therefore, if the sale to STP is consummated and the lower estimated liquidating distribution of $254 per Unit is achieved, Limited Partners are expected to have received total distributions of $406.96 per Unit over the life of the Partnership.

Regulatory Compliance

     There are no federal or state approvals required and no federal or state regulatory requirements which must be met in order to consummate the sale of the Facilities under the Purchase Agreement.

Accounting Treatment

     The sale of the Facilities will be accounted for under generally accepted accounting principles as a sale. Upon the closing of the sale of the Facilities, the Partnership currently estimates that it will realize a gain for accounting purposes of approximately $24.6 million.

Certain Federal Income Tax Consequences

     The following discussion of the anticipated federal income tax consequences of the proposed sale of the Facilities by the Partnership and the subsequent liquidation of the Partnership is based upon data and records compiled and maintained by the General Partners. The tax calculations in the following discussion represent only estimates by the General Partners and have not been subject to audit or other formal review by the Partnership's accountants or tax advisers. The actual tax consequences to a Limited Partner may differ depending upon factors personal to the Limited Partner's individual tax situation. Therefore, with respect to the matters described above, as well as all other tax aspects of a Limited Partner's interest in the Partnership, Limited Partners should consult their tax advisors with specific reference to their own tax situations.

     In General. When a property is sold or otherwise disposed of, the gain or loss recognized by the Partnership is allocated among the Limited and General Partners in accordance with the Partnership Agreement and applicable federal tax law. Gain and loss is recognized on a property-by-property basis. Gain is recognized when the sales proceeds exceed the property's adjusted tax basis; loss is recognized when the property's adjusted tax basis exceeds the sales proceeds. The Purchase Agreement allocates the Purchase Price among the Facilities and provides that the portion of the Purchase Price allocated to land and improvements will not be below the Partnership's tax basis for such land and improvements.

     Partnership real property and depreciable property used in the Partnership's business (which is not held for sale to customers in the ordinary course of business) and held more than one year is "Section 1231 property." Losses (if any) realized by the Partnership from the sale of Section 1231 property generally will constitute "passive activity losses" with respect to a Limited Partner, other than certain Limited Partners eligible to treat all of their rental real estate activities as a single activity. Passive activity losses can only offset passive activity income, until the Limited Partner disposes of his entire interest in the passive activity. Gain (if any) realized by the Partnership from the sale of Section 1231 property will be "Section 1231 gain" except as to depreciation subject to recapture under
Section 1245 of the Internal Revenue Code of 1986, as amended (the "Code") and rent recapture under Section 467 of the Code. A Limited Partner's share of any
Section 1231 gain from the Partnership in any year will first offset any current passive activity losses and suspended passive activity losses from the Partnership and other passive activities; any excess will be combined with any other Section 1231 gains or losses (exclusive of passive activity losses) incurred by the Limited Partner. If the Section 1231 gains exceed the Section 1231 losses, such net gains will be treated as long-term capital gains. However, a taxpayer's net Section 1231 gains will be treated as ordinary income (rather than capital gain) to the extent of such taxpayer's net Section 1231 losses within the preceding five years. In the case of any property, the gain from any sale may exceed the actual cash proceeds realized upon the sale.

     The General Partners anticipate that the gain recognized on the sale of the Facilities will be predominantly taxable at long-term capital gain rates. The Partnership has depreciated its real properties using the straight-line method, and therefore there will be no depreciation recapture as ordinary income of gain recognized upon the disposition of the real property. A portion of the gain may be recognized as ordinary income with respect to the Partnership's personal property, as all depreciation claimed on personal property is subject to being fully recaptured as ordinary income (to the extent of any gain) upon the sale or other disposition. A small portion of the purchase price may be allocated to other items which are taxable at ordinary income rates.

     Each Limited Partner's basis in his Units is increased by the amount by which his distributable share of income exceeds any distributions made or deemed to be made (e.g., a deemed distribution resulting from a reduction of a Limited Partner's share of the Partnership's liabilities) to him during such year.

     The distribution of cash to a Limited Partner pursuant to the liquidation of the Partnership will be treated as a taxable distribution, with the amount of taxable gain (or loss) realized equal to the difference between (i) the amount of cash received plus such Limited Partner's share of any reduction of Partnership liabilities and (ii) the tax basis of his unit.

     Upon the liquidation of the Partnership, the Limited Partner's share of any losses from the Partnership previously suspended pursuant to the passive activity loss rules may be used to offset certain taxable income from other sources, including the gain, if any, realized as a result of the liquidation. Any remaining gain from the liquidation may be offset by current or previously suspended losses from other passive activities of the Limited Partner.

     Gain or loss realized on the liquidation will be treated as capital gain or loss, and will be long term if the Limited Partner has held his Units for more than one year when the liquidation is consummated. Capital losses generally are deductible only to the extent of capital gains plus, in the case of a non-corporate Limited Partner, up to $3,000 of ordinary income. Capital losses realized upon the liquidation may be utilized to offset capital gains from other sources and may be carried forward, subject to applicable limitations.

     Special considerations may be applicable to particular types of Limited Partners. Each Limited Partner should consult his tax advisor regarding the specific tax consequences of the sale of the Partnership's Facilities and liquidation of the Partnership, under not only the U.S. federal income tax laws but also applicable state, local, foreign or other tax laws.

     The foregoing discussion does not take into account any state or local income tax consequences or federal alternative minimum tax consequences.

     Taxable Individual Limited Partners. Any gain realized by an individual Limited Partner subject to Federal income taxation (a "Taxable Individual Limited Partner") may possibly be offset by losses from other "passive activities" under the passive loss rules of Section 469 of the Internal Revenue Code of 1986, as amended (the "Code"). In the event a Taxable Individual Limited Partner realizes a loss on disposition, such loss may be deductible only to the extent permitted under the passive loss rules and other applicable limitations. If a Taxable Individual Limited Partner recognizes a loss on his

Units (and such Units have not been aggregated for purposes of the passive loss rules with activities not currently being sold), loss recognized on the sale should be deductible by such Taxable Individual Limited Partner against non-passive income, subject to any other applicable limitations (including capital loss limitations).

     A bill passed by the U.S. Congress in November 1995, but vetoed by the President, would have reduced the tax rate on long-term capital gains and changed the treatment of long-term capital losses. Currently, it is uncertain whether any change in the taxation of capital gains and losses will ultimately be enacted, and if so, what the changes and their effective dates will be. Taxable Individual Limited Partners should consider the possibility of such changes, as well as other tax law changes, in evaluating the whether to approve the sale of the Facilities.

     In addition, other considerations could affect a Taxable Individual Limited Partner's tax liability, including, but not limited to, alternative minimum taxes and state income taxes.

     Tax-exempt Limited Partners. Limited Partners that are generally exempt from Federal income taxation (such as pension and retirement plans and religious, charitable, scientific, literary and educational organizations (a "Tax-exempt Limited Partner")) will generally not be taxed on a sale of the Partnership's properties. However, in order to avoid tax on the sale, certain entities exempt under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20)) of the Code must set aside or reserve the income from the sale for purposes related to their tax-exempt status, as described in Section 512(a)(3) of the Code. In addition, to the extent the Units of a Tax-exempt Limited Partner are considered debt-financed property as a result of borrowing by such Partner, all or part of the gain from the sale of the property and liquidation of the Units may be taxable as unrelated business taxable income (although certain "qualified organizations" may be excepted from taxation under Section 514(c)(9) of the Code).

                     SOLICITATION PROCEDURES AND EXPENSES

     The cost of preparing and mailing this Consent Solicitation and the enclosed consent form will be borne by the Partnership. Consents may be solicited on behalf of the Partnership by officers and employees of each General Partner, but none of such officers or employees will receive any compensation for soliciting consents other than their regular salaries. Consents may also be solicited by MAVRICC, which has been retained by the Partnership to assist in the solicitation process. Fees in connection with the solicitation process, including the cost of printing and mailing this Consent Solicitation and the enclosed consent form, but not including legal and accounting fees, are estimated to be $40,000. Solicitations may be made by various means including mail, telephone, telegraph and personal solicitation. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to their customers for whom they hold Units. The Partnership will reimburse such banks, brokers, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     As of the Record Date, no persons are known by the Partnership to be the beneficial owners of more than five percent of the outstanding Units. However, PSI has disclosed an agreement with Everest to purchase 10,999 Units, the terms of which are not known to the Partnership. If such purchase is consummated, PSI would own 7.80% of the outstanding Units. The General Partners and their respective partners, officers and directors do not own any Units in the Partnership. Relatives and affiliates of the partners, officers and directors of the General Partners also own no Units in the Partnership.

                               LEGAL PROCEEDINGS

     The Partnership is not subject to any material pending legal proceedings, nor were any such proceedings terminated during the fourth quarter of 1995.

                            ADDITIONAL INFORMATION

     The principal executive offices of Balcor are located at Bannockburn Lake Office Plaza, 2355 Waukegan Road, Suite A-200, Bannockburn, Illinois 60015, (telephone: (847) 267-1600). The principal executive offices of Colonial are located at 4381 Green Oaks Boulevard West, Suite 100, Arlington, Texas, 76016-4468 (telephone: (817) 561-0100).

     The Units are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Partnership currently is subject to the informational requirements of the Exchange Act and, in accordance therewith, is obligated to file periodic reports and other information with the Commission relating to its business, financial condition and other matters. Reports and other information filed by the Partnership can be inspected and copied at the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Branch of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549. The Partnership's registration and reporting requirements under the Exchange Act will continue after the sale of the Facilities until such time as the Partnership is dissolved.

                             FINANCIAL INFORMATION


Selected Financial Data

                                    Year Ended December 31,
                   ---------------------------------------------------------
                       1995        1994       1993        1992       1991
                   -----------   ---------  ---------   ---------  ---------
Rental income      $ 8,821,564   8,385,428  7,703,850   7,174,918  6,837,782
Interest income    $   145,334      96,709     59,644      76,739    133,419
Net income         $ 4,268,952   3,909,878  3,149,115   2,650,263  2,338,757
Net income per
 Limited
 Partnership
 Interest          $     16.45       15.07      12.14       10.21       9.01
Taxable income     $ 4,627,553   4,243,760  3,483,158   3,019,741  2,737,570
Taxable income per
 Limited
 Partnership
 Interest          $     17.83       16.35      13.42       11.64      10.55
Cash and cash
 equivalents       $ 3,595,948   3,242,344  2,648,551   2,611,021  2,391,363
Total
 mini-warehouse
 properties, net
 of accumulated
 depreciation      $41,768,686  43,075,131 44,253,257  45,388,343 46,764,159
Total assets       $45,544,330  46,504,585 47,121,971  48,385,013 49,914,775
Distributions to
 Limited Partners  $ 5,114,958   4,596,013  4,385,352   4,236,355  4,141,081
Distributions per
 Limited
 Partnership
 Interest          $     19.91       17.89      17.07       16.49      16.12
Properties owned
 on December 31             24          24         24          24         24


Management's Discussion and Analysis of Financial Condition and Results of Operations

     Summary of Operations. Improved market conditions in cities where many of the Partnership's Facilities are located and increased rental income resulting from ongoing capital improvement programs were primarily responsible for the increases in net income generated by the Partnership in 1995, 1994 and 1993.
No material events occurred during these periods which significantly impacted the net income of the Partnership. Further discussion of the Partnership's operations is summarized below.

Operations

     1995 Compared to 1994. Rental income increased during 1995 when compared to 1994 primarily due to increased rental rates of approximately 11.3% in Georgia and approximately 6.0% in Florida. Property management fees, which are 6.0% of gross mini-warehouse rents and 5.0% of gross office warehouse rents, increased correspondingly.

     Interest income on short term investments increased from 1994 to 1995 due to an increase in cash available for investment and higher interest rates.

     1994 Compared to 1993. Rental income increased during 1994 as compared to 1993 due to an increase in average rental rates of approximately 6.4%. Growth was particularly strong in Kentucky, Tennessee, Georgia and Florida. As a result of this increase, property management fees also increased during this period.

     Due to higher interest rates and amounts available for investment, interest income on short term investments increased during 1994 as compared to 1993.

     Increased payroll and maintenance expenses resulted in an increase in property operating expenses for 1994 as compared to 1993. Payroll expenses increased approximately 18.0% due to an increase in incentive payments to property managers and an increase in salary rates for new employees. Maintenance expenses increased approximately 17.0% due primarily to snow removal in February and March at sites in Wisconsin, Illinois, Ohio, Kentucky and Virginia.

     The full amortization of non-compete agreements in 1993 resulted in a decrease in depreciation and amortization expenses in 1994 as compared to 1993.

     General and administrative expenses increased during 1994 as compared to 1993 primarily due to an increase in accounting and asset management costs.

     Liquidity and Capital Resources. The cash position of the Partnership increased from December 31, 1994 to December 31, 1995. The Partnership's cash flow provided by operating activities in 1995 was generated primarily by the operations of the mini-warehouse and office-warehouse properties and interest income earned on the Partnership's short-term investments, which was partially offset by administrative expenses. This cash flow was used in investing activities to make capital improvements to the Facilities and in financing activities to provide distributions to the Limited Partners.

     Accounts receivable net of the related allowance for doubtful accounts increased from December 31, 1994 to December 31, 1995 due to the level and timing of collection efforts. The timing of collection efforts are determined by individual state law. There have been no changes in the credit terms extended to the Partnership's customers nor in the method used to allow for doubtful accounts.

     In January 1996, the Partnership paid $1,446,370 ($5.63 per Unit) to the Limited Partners, representing the distribution for the fourth quarter of 1995. Quarterly distributions increased from $5.31 per Unit for the third quarter of 1995 to $5.63 per Unit for the fourth quarter of 1995 due to improved operating results at several of the Partnership's Facilities. Including the January 1996 distribution, the Partnership has distributed $147.18 per $250 Unit of which $145.80 represents net cash receipts and $1.38 represents net cash proceeds.
It is anticipated that, in the event the sale of the Partnership's Facilities is consummated, net cash proceeds and remaining net cash receipts from operations prior to closing will be distributed to the Limited Partners and General Partners in accordance with the Partnership Agreement. Should the sale not be consummated, the General Partners believe the cash generated from continued operation of the Facilities should enable the Partnership to continue making quarterly distributions to Limited Partners. However, the level of future cash distributions to Limited Partners will be dependent upon the amount of cash flow generated by the Partnership's Facilities as to which there can be no assurance. Pursuant to the Partnership Agreement, the General Partners are entitled to 10% of net cash receipts from operations available for distribution, subject to certain subordinations in the periods following the termination of the offering. From the inception of the offering through December 31, 1995, the General Partners' share of net cash receipts totaled approximately $4,040,000, of which $3,410,000 is subordinated.

     The General Partners intend to retain on behalf of the Partnership cash reserves deemed adequate to meet working capital requirements as they may arise.

     In 1995 the Financial Accounting Standards Board issued Statement SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Partnership periodically reevaluates the carrying amounts of its long-lived assets and the related depreciation and amortization periods as discussed in the notes to the Partnership's Financial Statements, and the Partnership believes that the adoption of SFAS No. 121 did not have a material effect on its financial statements.

     Inflation has several types of potentially conflicting impacts on real estate investments. Short-term inflation can increase real estate operating costs, which may or may not be recovered through increased rents and/or sales prices, depending on general or local economic conditions. In the long-term, inflation can be expected to increase operating costs and replacement costs and may lead to increased rental revenue and real estate values.

Financial Statements and Supplementary Data

     See Index to Financial Statements on Page F-1 of this Consent
Solicitation.

     The supplemental financial information specified by Item 302 of Regulation S-K is not applicable.

     The net effect of the differences between the financial statements and the tax information is summarized as follows:

                               December 31, 1995        December 31, 1994
                            -----------------------   ----------------------
                            Financial                 Financial
                            Statements   Tax Return   Statements  Tax Return
                            ----------- -----------   ----------  ----------
Total assets              $  45,544,330  56,757,543   46,504,585  57,361,197
Partners' capital
accounts:
  General Partners        $     220,783     246,046      178,093     199,771
  Limited Partners        $  44,451,350  55,641,300   45,340,046  56,174,980
Net Income:
  General Partners        $      42,690      46,276       39,099      42,438
  Limited Partners        $   4,226,262   4,581,277    3,870,779   4,201,322
  Per Limited Partnership
    Interest              $       16.45       17.83        15.07       16.35


Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There have been no changes in or disagreements with accountants on any matter of accounting principles, practices or financial statement disclosure.

                         INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Report

Financial Statements:

     Balance Sheets as of December 31, 1995 and 1994

     Statements of Income, years ended December 31, 1995, 1994 and 1993

     Statements of Partners' Capital, years ended
          December 31, 1995, 1994 and 1993

     Statements of Cash Flows, years ended December 31, 1995, 1994 and 1993

     Notes to Financial Statements

Schedules are omitted for the reason that they are inapplicable or equivalent information has been included elsewhere herein.

Financial Statements and Supplementary Data

                         INDEPENDENT AUDITORS' REPORT


The Partners
Balcor/Colonial Storage Income Fund - 86:

We have audited the financial statements of Balcor/Colonial Storage Income Fund
- - 86 (an Illinois Limited Partnership) as listed in the accompanying index. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Balcor/Colonial Storage Income Fund - 86 as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.




                              KPMG Peat Marwick LLP


Fort Worth, Texas
February 9, 1996, except as to
Note 3 which is as of March 6, 1996

                   Balcor/Colonial Storage Income Fund - 86
                       (An Illinois Limited Partnership)

                                Balance Sheets

                          December 31, 1995 and 1994

                                                           1995       1994

Assets (note 3)                                        ----------  ----------
Cash and cash equivalents                             $ 3,595,948   3,242,344
Accounts receivable, net of allowance for doubtful
accounts of $12,079 and $20,781 in 1995 and 1994,
respectively                                               87,047      72,413
Other                                                      92,649     114,697
                                                       ----------  ----------
                                                        3,775,644   3,429,454
                                                       ----------  ----------
Mini-warehouse facilities:
Land                                                   16,925,647  16,925,647
Buildings                                              36,597,146  36,456,425
Furniture, fixtures and equipment                         903,419     815,712
                                                       ----------  ----------
                                                       54,426,212  54,197,784
Less accumulated depreciation                          12,657,526  11,122,653
                                                       ----------  ----------

Mini-warehouse facilities, net of accumulated
depreciation                                           41,768,686  43,075,131
                                                       ----------  ----------
                                                      $45,544,330  46,504,585
                                                       ==========  ==========

Liabilities and Partners' Capital (note 3)

Accounts payable                                      $    15,967      11,086
Due to affiliates (note 2)                                 59,264     154,794
Accrued liabilities, principally real estate taxes        361,829     382,684
Security deposits                                          72,678      93,321
Deferred income                                           362,459     344,561
                                                       ----------  ----------
  Total liabilities                                       872,197     986,446
Partners' capital (256,904 Limited Partnership
Interests issued and outstanding)                      44,672,133  45,518,139
                                                       ----------  ----------
                                                      $45,544,330  46,504,585
                                                       ==========  ==========

See accompanying notes to financial statements.

                   Balcor/Colonial Storage Income Fund - 86
                       (An Illinois Limited Partnership)

                             Statements of Income

                 Years ended December 31, 1995, 1994 and 1993


                                              1995        1994        1993

                                            --------    --------    --------
Income:
Rental                                    $8,821,564   8,385,428   7,703,850
Interest                                     145,334      96,709      59,644
                                           ---------   ---------   ---------
                                           8,966,898   8,482,137   7,763,494
Expense:                                   ---------   ---------   ---------
 Property operating                        2,262,621   2,207,178   2,118,600
 Depreciation and amortization             1,534,873   1,508,081   1,704,614
 Property management fees (note 2)           495,531     477,153     447,627
 General and administrative (note 2)         404,921     379,847     343,538
                                           ---------   ---------   ---------
                                           4,697,946   4,572,259   4,614,379
                                           ---------   ---------   ---------
Net income                                $4,268,952   3,909,878   3,149,115
                                           =========   =========   =========
Limited Partners' share of net income
 ($16.45, $15,07 and $12.14 per Interest
 for 1995, 1994 and 1993, respectively)   $4,226,262   3,870,779   3,117,624
General Partners' share of net income         42,690      39,099      31,491
                                           ---------   ---------   ---------
                                          $4,268,952   3,909,878   3,149,115
                                           =========   =========   =========


See accompanying notes to financial statements.

                   Balcor/Colonial Storage Income Fund - 86
                       (An Illinois Limited Partnership)

                        Statements of Partners' Capital

                 Years ended December 31, 1995, 1994 and 1993

                                              Limited    General    Total
                                             Partners   Partners
                                             ---------- --------  ----------
Balance at December 31, 1992                $47,333,008  107,503  47,440,511
Net income                                    3,117,624   31,491   3,149,115
Cash distributions ($17.07 per Interest)     (4,385,352)          (4,385,352)
                                             ---------- --------  ----------
Balance at December 31, 1993                 46,065,280  138,994  46,204,274
Net income                                    3,870,779   39,099   3,909,878
Cash distributions ($17.89 per Interest)     (4,596,013)          (4,596,013)
                                             ---------- --------  ----------
Balance at December 31, 1994                 45,340,046  178,093  45,518,139
Net income                                    4,226,262   42,690   4,268,952
Cash distributions ($19.91 per Interest)     (5,114,958)          (5,114,958)
                                             ---------- --------  ----------
Balance at December 31, 1995                $44,451,350  220,783  44,672,133
                                             ========== ========  ==========

See accompanying notes to financial statements.

                   Balcor/Colonial Storage Income Fund - 86
                       (An Illinois Limited Partnership)

                           Statements of Cash Flows

                 Years ended December 31, 1995, 1994 and 1993

                                              1995        1994       1993
                                          ----------  ----------  ----------
Operating activities:
 Net income                               $4,268,952   3,909,878   3,149,115
 Adjustments to reconcile net income to
   net cash provided by operating
   activities:
 Depreciation and amortization             1,534,873   1,508,081   1,704,614
 Net change in:
   Net accounts receivable                   (14,634)     10,490      12,330
   Other assets                               22,048      22,563     (50,844)
   Accounts payable                            4,881      (7,063)      7,442
   Due to affiliates                         (95,530)    102,881      10,402
   Accrued liabilities                       (20,855)    (11,587)    (63,197)
   Security deposits                         (20,643)    (37,415)    (27,874)
   Deferred income                            17,898      21,933      46,422
     Net cash provided by operating       ----------  ----------  ----------
       activities                          5,696,990   5,519,761   4,778,410
                                          ----------  ----------  ----------
Investing activities:
 Additions to mini-warehouse facilities     (228,428)   (329,955)   (365,528)
                                          ----------  ----------  ----------
  Net cash used in investing activities     (228,428)   (329,955)   (365,528)
                                          ----------  ----------  ----------

Financing activities:
 Distributions to Limited Partners        (5,114,958) (4,596,013) (4,385,352)
                                          ----------  ----------  ----------
  Net cash used in financing activities   (5,114,958) (4,596,013) (4,385,352)
                                          ----------  ----------  ----------
Net change in cash and cash equivalents      353,604     593,793      37,530
Cash and cash equivalents at beginning
year                                       3,242,344   2,648,551   2,611,021
                                          ----------  ----------  ----------
Cash and cash equivalents at end of year $ 3,595,948   3,242,344   2,648,551
                                          ==========  ==========  ==========


See accompanying notes to financial statements.

                   Balcor/Colonial Storage Income Fund - 86
                       (An Illinois Limited Partnership)

                         Notes to Financial Statements

                       December 31, 1995, 1994 and 1993


(1)     Summary of Significant Accounting Policies

     (a)        Description of Partnership

                Balcor/Colonial Storage Income Fund - 86 (the "Partnership"), is a limited partnership formed in May 1986. The Partnership Agreement provides that Balcor Storage Partners-86 (an Illinois general partnership) and Colonial Storage 86, Inc. (a Texas corporation) are the General Partners of the Partnership and provides for the admission of Limited Partners through the sale of up to 400,000 Limited Partnership Interests at $250 per Interest, of which 256,904 ($64,226,000) Limited Partnership Interests were sold prior to the termination of the offering.

                The principal purpose of the Partnership is to acquire, develop, own, maintain, operate, lease and hold for capital appreciation and current income, mini-warehouse facilities offering storage space for business and personal use and office/warehouses offering a combination of office and commercial warehouse space. The Partnership acquired from affiliates four mini-warehouse facilities in 1986 and seven mini-warehouse facilities in 1987. Additionally, the Partnership acquired from nonaffiliated parties four mini-warehouse facilities in 1987 and nine mini-warehouse facilities in 1988. These properties are located in various markets within the United States.

        (b)     Allocation of Net Income and Profits

                The Partnership Agreement provides that net income (after a deduction for any incentive management fees) from operations shall be allocated 99% and 1% to the Limited Partners and General Partners, respectively.

                Additionally, when a property is sold or otherwise disposed of, the General Partners will be allocated profits equal to the greater of 1% of total profits or the amount of Net Cash Proceeds distributable to the General Partners from the sale (in excess of subordinated Net Cash Receipts, note 1(c)).

                The remainder of the profits will be allocated to the Limited Partners.

        (c)     Cash Distributions

                Net Cash Receipts available for distribution from operations shall be distributed 90% to the Limited Partners and 10% to the General Partners, 9% as a partnership incentive management fee and 1% as their distributable share from operations. Distributions from operations to the General Partners are subordinated to receipt by the Limited Partners of a Cumulative Distribution of 6% of Adjusted Original Capital ($63,868,903 at December 31, 1995) during the first twelve month period following the termination of the offering of Interests, 8% during the second twelve month period following the termination of the offering of Interests, and 10% during each twelve month period thereafter.

                Net Cash Proceeds from sales or refinancings shall be distributed first to the Limited Partners until they have received an amount equal to their Original Capital plus any deferred portion of the Cumulative Distribution. If the receipt of any portion of the General Partners' 10% share of Net Cash Receipts from operations has been deferred (approximately $3,410,000 has been deferred as of December 31, 1995), then available Net Cash Proceeds shall thereafter be distributed to the General Partners to the extent of such deferred amounts. Thereafter, remaining Net Cash Proceeds shall be distributed 85% to the Limited Partners and 15% to the General Partners.

        (d)     Cash and Cash Equivalents

                The Partnership considers all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents.

        (e)     Mini-Warehouse Facilities

                Costs associated with the appraisal and acquisition of mini-warehouse facilities are capitalized.

                The buildings, furniture, fixtures and equipment are depreciated using the straight-line method over their estimated useful lives ranging from 5 to 25 years.

                Maintenance and repairs are charged to expense when incurred. Expenditures for improvements are charged to the related asset account.

                The Partnership records its investments in real estate at cost, and periodically reevaluates the propriety of the carrying amounts of its properties as well as the amortization period to determine whether current events and circumstances warrant adjustments to the carrying amounts or a revised estimate of the useful life. The Partnership compares the undiscounted future net cash flows expected to result from the use of each of its properties to the carrying amount of that property to determine whether the Partnership shall recognize an impairment loss. The Partnership believes that no impairment has occurred and that no reduction of the estimated useful lives is warranted.

                When properties are disposed of, the related costs and accumulated depreciation will be removed from the respective accounts, and any gain or loss on disposition will be recognized in accordance with generally accepted accounting principles.

        (f)     Income Taxes

                Taxable income or loss of the Partnership is includable in the income tax returns of the individual partners; therefore, no provision for income taxes has been made in the accompanying financial statements.

                The tax bases of the Partnership's assets and liabilities exceeded the amounts recorded in the Financial Statements at December 31, 1995 and 1994, by $11,213,213 and
                $10,856,612, respectively.

        (g)     Use of Estimates

                Management of the Partnership has made a number of estimates and assumptions relating to the reporting of Assets and Liabilities to prepare these financial statements in conformity with Generally Accepted Accounting Principles. Actual results could differ from those estimates.

        (h)     Fair Value of Financial Instruments

                In accordance with the reporting requirements of Statement on Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," the Partnership calculates the fair value of its financial instruments and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made.

(2)     Transactions With Affiliates

        The Partnership has an agreement with Colonial Storage Management 86, Inc., an affiliate of Colonial Storage 86, Inc., a General Partner, to supervise and direct the business and affairs associated with the mini-warehouse and office/warehouse facilities for a fee of 6% and 5%, respectively, of the gross revenues of the facilities.

        Certain general and administrative expenses are reimbursed to affiliates of the General Partners to cover administrative requirements of the Partnership.

        Fees and expenses paid and payable by the Partnership to affiliates for the years ended December 31, 1995, 1994 and 1993, are:

                             1995               1994               1993
                           ---------         ---------           --------
                         Paid    Payable    Paid    Payable   Paid     Payable
                       -------   -------  -------   -------  -------   -------
Property management
fees                 $ 573,655    40,619  396,555   118,743  444,086    38,145

General and
administrative
expenses             $ 122,269    18,645  226,199    36,051  218,301    13,768


(3)     Subsequent Events

        On March 6, 1996 the Partnership entered into a purchase contract with an unaffiliated third party to purchase the assets and liabilities related to all twenty four of its mini-warehouse facilities (the "Properties"), subject to certain contingencies, for cash of $67,100,000. The contract contemplates that the sale of the Properties will be consummated on May 15, 1996, but may, under certain limited circumstances, be extended to not later than July 15, 1996.

        The sale of the Properties is contingent upon, among other things, the completion of purchasers satisfactory review of survey, title and environmental matters. Pursuant to the contract, the results of such review may cause adjustments to the final purchase price or, in certain events, could result in the termination of the purchase contract. Additionally, the Partnership Agreement requires the approval of the holders of a majority of the then outstanding Interests for any such sale. If such approval is obtained from the Limited Partners, the Properties will be sold and all available proceeds will be distributed to the Partners in accordance with the Partnership Agreement.

                                  APPENDIX A

 Excerpt from Estimate of current value of a Unit by the Valuation Counselors
      Group and Darby & Associates, Joint Venture, dated March 20, 1996.

                      VALUATION OF THE EQUITY CASH FLOWS

As of December 31, 1995, the General Partner adopted a current strategy to terminate the Partnership at year-end 2000. Prior to December 31, 1995, the valuation of a Limited Partnership Interest was based upon a ten-year moving period. This change resulted in a minor reduction in the value of a Limited Partnership Interest.

The fair market value of the Equity Cash Flows is equal to the sum of the
present values of the Operating Cash Flows and the Sales Proceeds.   The
General Partner has prepared individual cash flows for each property based on a termination of the Partnership year-end 2000. The projected Operating Cash Flows from the properties are increased 4% annually (a reduction from 5% used in 1988) and have been discounted at an annual rate of 10.00% to a net present value. The Agreement calls for the General Partner to receive 10% of the Operating Cash Flows and the remaining 90% is Limited Partnership Interests. The General Partners share, however, is subordinated to the Limited Partners preferred cumulative rates.

Sales Proceeds are calculated on the basis of a 10.00% capitalization rate for the year-end 2000, adjusting for a 3% sales commission and a 4% escalation rate. The net proceeds from the sale have been discounted at an annual rate of 10.00% to a net present value.

For the purpose of this valuation we have included:

A summary of the Equity Cash Flows as of December 31, 1995, is as follows:

                                   Taxable &      General         Total
                                  Tax Exempt      Partner
                                  -----------    -----------   -----------
     Operating Cash Flows         $25,162,482         $    0   $25,162,482

     Sales Proceeds               $45,238,114         $    0   $45,238,114
                                  -----------    -----------   -----------
     Total                        $70,400,596         $    0   $70,400,596

                                 CONCLUSION OF VALUE

          Based on the various analyses of the components of the Partnership's Interests presented in this report, our conclusions of value are summarized in the following Schedule C.

                                     SCHEDULE C

                         SUMMARY OF FAIR MARKET CALCULATION

                                  DECEMBER 31, 1995

                                     Taxable &    General
                                     Tax-Exempt   Partner    Total
                                     -----------  -------  ----------
          Cash:
           Working Capital/           $2,903,447        0   2,903,447
           Undistributed NCR(1)                0        0           0
           Fund Admin Expenses        (1,768,535)       0  (1,768,535)
                                     -----------  -------  ----------
                                      $1,134,912    $   0  $1,134,912
          Present Value of Equity    -----------  -------  ----------
           Cash Flows:
            Operating Cash Flows(1)   25,162,482        0  25,162,482
            Sales Proceeds            45,238,114           45,238,114
                                     -----------  -------  ----------
                                     $70,400,596    $   0  70,400,596
                                     -----------  -------  ----------
          Offering Expenses              640,250              640,250
          Total Value of Assets      $72,175,758
                                     -----------

          Number of Interests            256,904
                                     -----------
          Value Per Interest             $280.94
                                     -----------
            Rounded                      $281.00
                                     -----------
          Adjusted Original Capital      $250.00
                                     -----------
          __________________
          (1) Current fund distributions are falling short of the L/P's cumulative preferred return rate, and are projected to continue to fall short such that cumulative return deficiencies will prohibit the GP from receiving its 10% share of NCR.

                                 CONSENT FORM

                   BALCOR/COLONIAL STORAGE INCOME FUND - 86
                     c/o MAVRICC MANAGEMENT SYSTEMS, INC.
                            1845 Maxwell, Suite 101
                          Troy, Michigan  48084-4510

     This consent is being solicited on behalf of Balcor/Colonial Storage Income Fund-86 (the "Partnership") by Balcor Storage Partners-86 and Colonial Storage 86, Inc., the General Partners of the Partnership.

     The undersigned, a Limited Partner of the Partnership hereby votes the number of Units held of record by the undersigned on April 1, 1996, as follows, by checking the appropriate blank below in blue or black ink:

          Proposal to approve the sale of substantially all of the assets of the Partnership as described in the Consent Solicitation of Limited Partners dated April 29, 1996.

          _ For               _ Against           _ Abstain

  THE GENERAL PARTNERS OF THE PARTNERSHIP RECOMMEND THAT ALL LIMITED PARTNERS
                            VOTE FOR THE PROPOSAL.

- -------------------------------------   ------------------   ---------------
Signature of Custodian or Trustee       Signature                Date
(Required for all Custodial Accounts)

                         --------------------------
                         Print Name

                         --------------------------          ---------------
                         Signature, if held jointly              Date

                         --------------------------
                         Print Name

                         When limited partnership interest(s) are held by joint tenants, both joint tenants should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. When the limited partnership interest(s) are held of record by a tax-exempt Limited Partner, the signature of the custodian or trustee is also required. If a corporation, please have signed in full corporate name by the president or other authorized officer. If a partnership, please have signed in partnership name by an authorized person. In the absence of specified instructions, signed consents will be counted as a vote FOR the proposal set forth above.


PLEASE MARK, SIGN, DATE AND RETURN THIS CONSENT FORM BY MAY 10, 1996 USING THE ENCLOSED ENVELOPE.